SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
189

SECU 11019600 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welsh Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Baker Road, Suite 400
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis G. Heieie 952-897-7815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 South Seventh St. (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis G. Heiele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welsh Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Rhonda L Allen

Notary Public

RHONDA L. ALLEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELSH SECURITIES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors
Welsh Securities, LLC

We have audited the accompanying statement of financial condition of Welsh Securities, LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Welsh Securities, LLC as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 25, 2011

WELSH SECURITIES, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	7,014
Total assets	$	7,014
Liabilities and Members' Equity		
Members' equity		7,014
Total liabilities and members' equity	$	7,014

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

Welsh Securities, LLC (the Company) is a U.S registered broker-dealer under the Securities Exchange Act of 1934; as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts for customers. The Company was established on December 11, 2008. Welsh Securities, LLC received approval from FINRA to commence operations as a full-service noncustodial Broker Dealer on May 22, 2009. As discussed in Footnote 4, effective January 31, 2011, the Company was acquired by Welsh Property Trust, LLC. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Welsh Property Trust. Historically and in the foreseeable future, the Company is dependent on Welsh Property Trust to fund its operating losses.

(b) Limited Liability Company

The LLC will continue in existence until dissolved in accordance with the provisions of the operating agreement and are funded through the equity contributions of the owners. As an LLC, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The members are not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses and distributions are generally allocated to the members in accordance with their ownership percentages.

(c) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(d) Accounting Estimates

Management uses estimates and assumptions in preparing this financial statement in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

(e) Cash

The Company includes as cash equivalents certificates of deposit and all other investments with original maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash in financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

(Continued)

(f) ***Financial Instruments***

The fair value of financial instruments classified as assets or liabilities, including cash, accounts payable and due to related party approximate carrying value, principally due to the short maturities of these items.

(g) ***Income Taxes***

Welsh Securities, LLC is a limited liability company. Since members of a limited liability company, treated as a partnership for federal income tax purposes, are taxed on their allocable share of the limited liability company's taxable income, a limited liability company is generally not subject to either federal, state or local income taxes. Therefore, no provision or liability for federal, state or local income taxes has been included in our financial statements. The Company has adopted the provisions of FASB ASC Topic 740, *Income Taxes,* and has concluded that no provision for income tax is required in the Company's financial statements. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitations has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(2) Commitments and Contingencies

(a) ***Net Capital Rule***

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, the net capital ratio, net capital, and excess net capital are as follows:

Ratio of aggregate indebtedness to net capital	$	—
Net capital		7,014
Excess net capital		2,014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(b) ***Legal Matters***

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition of the Company.

(3) Related Party Transactions

The Company entered into an expense sharing agreement with a party related through common ownership. The agreement calls for the related party to provide personnel services, office facilities and other equipment and services to the Company. The agreement expired August 31, 2010, with automatic one year extensions until notification is provided by either party.

(4) Subsequent Events

On January 31, 2011, the Company was acquired by Welsh Property Trust, LLC.

KPMG

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067985 FINRA DEC
WELSH SECURITIES LLC 17*17
4350 BAKER RD
MINNETONKA MN 55343-8609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Heige 952.897.7815

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( )

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Welsh Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 2011.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -0-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)